ACT Investment Company Act of 1940

SECTION 17(a)

RULE

PUBLIC AVAILABILITY April 30, 2008

April 30, 2008
Our Ref. No. 20083181429
ING Series Fund, Inc., et al.
File No. 811-06352

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 29, 2008 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 17(a) of the Investment Company Act of 1940 (the "1940 Act") against ING Series Fund, Inc. ("ING Series Fund"), ING Strategic Allocation Portfolios, Inc. ("ING Strategic"), ING Funds Trust ("ING Funds Trust"), ING Variable Portfolios, Inc. ("ING Variable"), and ING VP Intermediate Bond Portfolio ("ING VP Intermediate Bond", and together with ING Series Fund, ING Strategic, ING Funds Trust and ING Variable, the "ING Funds") if, under the circumstances described below and without obtaining an exemptive order from the Commission under section 17(b) of the 1940 Act, certain portfolio series of the ING Funds sell their portfolio securities and other assets to other portfolio series of the ING Funds in exchange for shares of those portfolio series.

BACKGROUND

You state the following: The ING Funds are open-end management investment companies registered with the Commission ("funds"), and are each advised by ING Investments, LLC (the "Adviser") and subadvised by ING Investment Management Co. (the "Subadviser").[1] Except for one portfolio series of ING Funds Trust (the ING Intermediate Bond Fund), all of the Participating Funds (as defined below) share common officers and common board of directors or trustees ("Board").[2] Three portfolio series of ING Series Fund and three portfolio series of ING Strategic are asset allocation funds (the "Asset Allocation Funds"). The Asset Allocation Funds are designed to provide investors with different risk-reward opportunities based on predetermined ranges of exposures to different categories of assets. Exposures within an asset category are managed by selecting securities for purchase and sale in accordance with a specific investment style (each style being referred to as a "mandate," and the assets of each Asset Allocation Fund managed in accordance with each mandate being referred to as a "sleeve").[3]

The Board of each of the Asset Allocation Funds, including all of the directors who are not "interested persons" as defined in section 2(a)(19) of the 1940 Act

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1 The ING Funds share a common principal underwriter and other service providers.

2 ING Intermediate Bond Fund shares common officers with the other Participating Funds, but operates under a different Board.

3 You represent that the sleeves of each Asset Allocation Fund do not have investment objectives and policies but are instead governed by the mandates.

("Independent Directors") of any Asset Allocation Fund, has determined that it would be in the interest of shareholders of each Asset Allocation Fund to restructure the management of the Asset Allocation Funds into a fund-of-funds ("FOF") structure in reliance on section 12(d)(1)(G) of the 1940 Act and rule 12d1-2 thereunder, so that each Asset Allocation Fund will invest directly in certain portfolio series of the ING Funds that are receiving in-kind transfers of securities from Asset Allocation Funds in exchange for their shares ("Transferee Funds", and together with the Asset Allocations Funds, the "Participating Funds").[4]

You represent that the mandate of each Transferee Fund that invests in equity securities (an "Equity Transferee Fund") is the same as the mandate of its corresponding sleeve in each Asset Allocation Fund that is invested in the same category of equity securities (each, an "Equity Sleeve"), and that each Equity Transferee Fund will be managed in the same manner as its corresponding Equity Sleeve. You further represent that the mandate of each Transferee Fund that invests in fixed income securities (a "Fixed Income Transferee Fund") is substantially the same as the mandate of its corresponding sleeve in each Asset Allocation Fund that is invested in fixed income securities (each, a "Fixed Income Sleeve"), and that each Fixed Income Transferee Fund will be managed in substantially the same manner as its corresponding Fixed Income Sleeve.[5] You state that each of the Transferee Funds is managed by the Adviser and sub-advised by the Subadviser and the individuals currently responsible for managing a particular sleeve of each Asset Allocation Fund are also responsible for managing the assets of a Transferee Fund using the corresponding mandate. You represent that, with respect to each In-Kind Transfer by an Asset Allocation Fund to a Transferee Fund, the securities being transferred would otherwise be purchased in substantially the same quantities by the Transferee Fund if the Asset Allocation Fund were purchasing shares of the Transferee Fund with cash rather than securities.[6]

You represent that the proposed FOF structure will benefit shareholders by resulting in operational and investment efficiencies that, over time, may improve the long-term viability of the Asset Allocation Funds. You state that this structure will

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4 The Transferee Funds consist of three other series of ING Series Fund, one series of ING Funds Trust, three series of ING Variable and the sole series of ING VP Intermediate Bond.

5 Each of the Fixed Income Transferee Funds was classified by Morningstar, Inc. ("Morningstar") in the category for taxable "intermediate-term bond" funds (the "Intermediate Bond Category") in the Morningstar Category Classifications for portfolios available for sale in the United States. Morningstar determined that each Fixed Income Sleeve would also be classified by Morningstar in the Intermediate Bond Category.

6 This representation assumes that the same securities in substantially the same quantities would be available for purchase at such time by the Fixed Income Transferee Funds at substantially the same prices used to value such securities in connection with the In-Kind Transfer.

produce greater investment transparency, which can be expected to result in greater asset retention and growth and, over time, a reduction in the gross expense ratios of the Asset Allocation Funds. You represent that as part of the proposed FOF structure, the Board of each of the Asset Allocation Funds, including all Independent Directors, and the shareholders of each of the Asset Allocation Funds, have approved amendments to the existing investment advisory and subadvisory agreements with the Adviser and Subadviser, respectively, for the Asset Allocation Funds. You also represent that the Adviser agreed to waive fees or otherwise pay expenses of each Asset Allocation Fund for at least three years following the conversion to a FOF structure in such amounts necessary to ensure that the total expense ratio of each Asset Allocation Fund (including for these purposes such fund's allocable share of the expenses of the Transferee Funds) does not exceed the expense cap currently in place for such fund.

The Asset Allocation Funds propose to effect such a restructuring by having each Asset Allocation Fund deliver the assets, excluding cash, of a particular sleeve in kind (the "in-kind consideration") to acquire shares of its corresponding Transferee Funds (the "In-Kind Transfers").[7] You represent that the In-Kind Transfers will eliminate the duplication of brokerage costs and potential market disruption that would otherwise result from an Asset Allocation Fund disposing of securities in the open market to generate cash for purchase of shares of a Transferee Fund, and the Transferee Fund subsequently purchasing the same or substantially similar securities with such cash.

The Participating Funds propose to engage in an In-Kind Transfer in accordance with the following representations ("Proposed Representations"):

1. An In-Kind Transfer will not dilute the interests of the shareholders of either Participating Fund;

2. The in-kind consideration accepted by a Transferee Fund will consist of assets that are appropriate, in type and amount, for investment by the Transferee Fund in light of its investment objectives and policies, and current holdings;[8]

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7 The in-kind consideration for each sleeve would consist of the portfolio securities held within the sleeve along with the non-security assets (e.g., dividend and interest receivables, and amounts receivable for securities sold). Each asset that is not a security will have a definite value.

8 You represent that the Adviser and the Subadviser shall certify to the Board of each Participating Fund on the day of the In-Kind Transfers that each asset that constitutes the in-kind consideration accepted by a Transferee Fund is appropriate, in type and amount, for investment by the Transferee Fund in light of its investment objectives and policies, and current holdings. In conjunction with preparing and providing such certification, the Adviser and Subadviser shall consider, among other things, the appropriateness of a Transferee Fund acquiring the securities proposed to be transferred, rather than different investments. You also represent that, subsequent to the

3. Each sleeve of each Asset Allocation Fund will transfer all of its portfolio securities in consideration for the purchase of shares of one corresponding Transferee Fund;[9]

4. An Asset Allocation Fund and its corresponding Transferee Fund have the same policies and procedures for determining their net asset values,[10] and will follow those policies and procedures in determining the amount of shares of a Transferee Fund to sell to an Asset Allocation Fund. The Asset Allocation Fund and its corresponding Transferee Fund will ascribe the same value to the in-kind consideration;

5. The transfer of the in-kind consideration from an Asset Allocation Fund to a Transferee Fund will be effected simultaneously with the transfer of the shares of such Transferee Fund to such Asset Allocation Fund;

6. The Participating Funds will effect the In-Kind Transfers pursuant to procedures adopted by the Board of each Participating Fund, including a majority of the Independent Directors of such Participating Fund, that are reasonably designed to provide that the In-Kind Transfers are effected in a manner consistent with (1) through (5) above;

7. Within the 30 days following the 30-day period immediately after completion of the In-Kind Transfers, the Board of each Participating Fund, including a majority of Independent Directors, on behalf of each Participating Fund, will determine that all of the In-Kind Transfers involving such Participating Fund:

    (a) were effected in accordance with the In-Kind Transfer procedures;
    (b) did not favor an Asset Allocation Fund to the detriment of any other shareholder of the corresponding Transferee Fund or favor the Transferee Fund to the detriment of the Asset Allocation Fund; and
    (c) were in the best interests of such Participating Fund;

In-Kind Transfers, the Board of each Participating Fund shall request and evaluate, and the Adviser shall furnish, such information as may be reasonably necessary to evaluate whether the in-kind consideration accepted by a Transferee Fund consisted of securities that were appropriate, in type and amount, for investment by each Transferee Fund in light of its investment objectives and policies, and current holdings. Each Board will consult with the chief compliance officer to assist with this evaluation.

9 You represent that only sleeves that are managed with a mandate that corresponds to the mandate of a Transferee Fund will engage in any In-Kind Transfers.

10 See rules 22c-1 and 2a-4 under the 1940 Act.

8. The Participating Funds will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the purchase occurred, the first two years in an easily accessible place, a copy of the In-Kind Transfer procedures, as well as other records for the In-Kind Transfers setting forth the identity of the Participating Funds involved, a description of the composition of the relevant Participating Funds' investment portfolios (including each asset's value) immediately prior to the In-Kind Transfers, a description of each security delivered in connection with the In-Kind Transfers, the terms of the In-Kind Transfers, the information or materials upon which the asset valuations were made, and a description of the composition of each Participating Fund's investment portfolio (including each asset's value) 30 days after the In-Kind Transfers; and

9. The Adviser will, consistent with its fiduciary duties, disclose to the Independent Directors of each Participating Fund the existence of, and all of the material facts relating to, any conflicts of interest between the Adviser and the Participating Fund(s) in an In-Kind Transfer, to allow the Independent Directors to make a fully informed determination as to whether to approve the In-Kind Transfers.[11]

You note that the In-Kind Transfers and the Proposed Representations are similar to the in-kind purchase transactions described in Old Mutual Advisor Funds (SEC Staff No-Action Letter (Nov. 16, 2007)) (the "Old Mutual Letter"). The Old Mutual Letter provided no-action assurances under section 17(a) of the 1940 Act in connection with in-kind purchase transactions between certain funds and their affiliated funds. You assert that the In-Kind Transfers are consistent with the purpose of section 17(a), and are fair and beneficial to the Participating Funds and their shareholders. Further, you contend that neither the Adviser nor the Subadviser has a material pecuniary incentive to select securities to be transferred in kind that would favor one Participating Fund to the detriment of any other Participating Fund. You, therefore, seek relief under section 17(a), so that the Participating Funds may engage in the In-Kind Transfers.

LEGAL ANALYSIS

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliate, acting as principal, from knowingly selling any security or other property to a fund.[12] Section

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11 See Tannenbaum v. Zeller, 552 F.2d 402, 418 (2d Cir. 1977), cert. denied, 434 U.S. 934 (1977) (stating that the fund's investment adviser had a duty to disclose information to the unaffiliated directors of the fund "in every area where there was even a possible conflict of interest" between the interests of the adviser and the interests of the fund).

12 Section 17(a) applies only to certain transactions involving funds that are registered with the Commission as investment companies under the 1940 Act.

17(a)(2) of the 1940 Act, in relevant part, prohibits any affiliate, acting as principal, from knowingly purchasing from such fund, any security or other property. Section 17(a) of the 1940 Act was designed to prohibit self-dealing and other forms of overreaching of a fund by its affiliates. The section addresses self-dealing by prohibiting a purchase or sale transaction involving a fund when an affiliate of the fund is a party to the transaction and has "both the ability and the pecuniary incentive to influence the actions of the investment company."[13]

As we discussed in the Old Mutual Letter, there are three separate transactions that may be prohibited by section 17(a) of the 1940 Act when a fund uses consideration in kind to purchase shares issued by an affiliated fund because the protections of section 17 extend to each fund involved. Specifically, the proposed in-kind purchases may be prohibited under section 17 because:[14]

(1) the sale of Transferee Fund shares to each Asset Allocation Fund may be viewed as a sale of securities by an affiliate (the Transferee Fund) to a fund (the Asset Allocation Fund) under section 17(a)(1) of the 1940 Act;

(2) the purchase of the in-kind consideration by a Transferee Fund from the Asset Allocation Fund may be viewed as a purchase of securities by an affiliate (the Transferee Fund) from a fund (the Asset Allocation Fund) under section 17(a)(2) of the 1940 Act; and

(3) the sale of the in-kind consideration by the Asset Allocation Fund to the Transferee Fund may be viewed as a sale of securities by an affiliate (the Asset Allocation Fund) to a fund (the Transferee Fund) under section 17(a)(1) of the 1940 Act.[15]

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13 See Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15, 2001) (proposing amendments to rule 17a-8 under the 1940 Act), citing, among other things, Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess., at 256-59 (1940).

14 You state that the Asset Allocation Funds may be considered to be affiliates of the Transferee Funds under section 2(a)(3)(C) of the 1940 Act because they may be deemed to be under the common control of their investment adviser.

15 A fourth transaction may be excepted from the prohibitions of section 17(a), involving the purchase by an Asset Allocation Fund of Transferee Fund shares, which may be viewed as a purchase of securities by an affiliate (the Asset Allocation Fund) from a fund (the Transferee Fund) under section 17(a)(2) of the 1940 Act. Section 17(a)(2) excepts from its prohibitions purchases by an affiliate from a fund involving "securities of which the seller is the issuer." An Asset Allocation Fund, under such circumstances, would purchase from a Transferee Fund shares that were issued by the Transferee Fund.

Transactions (1) and (2) raise the concerns that a Transferee Fund may overreach an Asset Allocation Fund by: (i) selecting particular securities to be transferred to the Transferee Fund as in-kind consideration that would be more beneficial for the Asset Allocation Fund to retain (i.e., cherry picking); and/or (ii) causing the Asset Allocation Fund to accept an amount of the Transferee Fund's shares that is of lesser value than the in-kind consideration.[16] Similarly, transaction (3) raises the concerns that an Asset Allocation Fund may overreach a Transferee Fund by: (i) causing the Transferee Fund to accept unwanted portfolio securities as in-kind consideration; and/or (ii) causing the Transferee Fund to issue its shares in exchange for in-kind consideration that is of lesser value than the shares.

You contend that the concerns underlying sections 17(a)(1) and (2) would be addressed by conducting the In-Kind Transfers consistent with the Proposed Representations. You represent that the Proposed Representations are similar to those in the Old Mutual Letter.[17]

You contend that the Proposed Representations would address the concerns underlying sections 17(a)(1) and (2) with respect to transactions (1) and (2). You contend that no Transferee Fund (or its affiliate) would overreach an Asset Allocation Fund by selecting desirable securities to be transferred as in-kind consideration because, pursuant to the Proposed Representations, each sleeve of each Asset Allocation Fund will transfer all of its portfolio securities to its corresponding Transferee Fund. You further contend that neither the Adviser nor the Subadviser has a material pecuniary incentive to select securities to be transferred to favor a Transferee Fund to the detriment of its corresponding Asset Allocation Fund. In addition, you contend that the Board of the

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16 See, e.g., Exemption of Certain Purchase or Sale Transactions between a Registered Investment Company and Certain Affiliated Persons, Investment Company Act Release No. 11136 (Apr. 21, 1980) (noting that there is a section 17(a) concern when an investment adviser transfers desirable securities from a fund to another fund managed by the adviser or when an affiliated transaction is effected at a price which is disadvantageous to the fund).

17 The Proposed Representations, while not identical to, are consistent with the conditions imposed by the Commission in exemptive relief for similar in-kind purchase transactions. See, e.g., GMO Core Trust, Investment Company Act Release Nos. 15979 (Sept. 15, 1987) (Notice) and 16048 (Oct. 14, 1987) (Order); GE Asset Management, Investment Company Act Release Nos. 24674 (Oct. 3, 2000) (Notice) and 24717 (Oct. 30, 2000) (Order); CIGNA Funds Group, Investment Company Act Release Nos. 24464 (May 23, 2000) (Notice) and 24500 (June 16, 2000) (Order); Colchester Street Trust, Investment Company Act Release Nos. 24337 (Mar. 13, 2000) (Notice) and 24385 (Apr. 10, 2000); UAM Funds, Inc., Investment Company Act Release Nos. 22895 (Nov. 18, 1997) (Notice) and 22943 (Dec. 16, 1997) (Order); The Park Avenue Portfolio, Investment Company Act Release Nos. 22561 (Mar. 13, 1997) (Notice) and 22607 (Apr. 8, 1997) (Order).

Asset Allocation Funds, pursuant to the Proposed Representations, shall review the transactions following completion of the In-Kind Transfers to ensure that, among other things, the In-Kind Transfers were in the best interests of each Asset Allocation Fund. You also contend that no Transferee Fund (or its affiliate) would overreach an Asset Allocation Fund by causing it to accept an amount of the Transferee Fund's shares that is of lesser value than the in-kind consideration because, as required by the Proposed Representations, the procedures adopted by the Boards for effecting the In-Kind Transfers focus on the proper and consistent valuation of the in-kind consideration and require a determination by each Board that the In-Kind Transfers did not favor the Transferee Fund to the detriment of an Asset Allocation Fund.

Similarly, you contend that the Proposed Representations would address the concerns underlying section 17(a)(1) with respect to transaction (3). You contend that no Asset Allocation Fund (or its affiliate) would overreach a Transferee Fund by causing the Transferee Fund to accept unwanted portfolio securities as in-kind consideration because, pursuant to the Proposed Representations, the in-kind consideration would be consistent with each Transferee Fund's investment objectives, policies, and current holdings. In particular, you contend that the ability of an Asset Allocation Fund (or its affiliate) to overreach a Transferee Fund in this manner is limited because each sleeve of each Asset Allocation Fund will transfer all of its portfolio securities to its corresponding Transferee Fund which has a mandate that is the same or substantially the same as the mandate of the sleeve, and is managed in the same or substantially the same manner as the sleeve. You represent that, with respect to each In-Kind Transfer by an Asset Allocation Fund to a Transferee Fund, the securities being transferred would otherwise be purchased in substantially the same quantities by the Transferee Fund if the Asset Allocation Fund were purchasing shares of the Transferee Fund with cash rather than securities. You also represent that neither the Adviser nor the Subadviser has a material pecuniary incentive to select securities to be transferred to favor an Asset Allocation Fund to the detriment of its corresponding Transferee Fund. You further represent that the Adviser and the Subadviser of each Transferee Fund shall certify to the Boards on the day of the In-Kind Transfers that the in-kind consideration is appropriate, in type and amount, for investment by the Transferee Fund in light of its investment objectives and policies, and current holdings, and that the Board of the Transferee Funds shall review the transactions following completion of the In-Kind Transfers to ensure that, among other things, the in-kind purchases were in the best interests of each Transferee Fund. Finally, you contend that no Asset Allocation Fund (or its affiliate) would overreach a Transferee Fund by causing the Transferee Fund to issue its shares in exchange for in-kind consideration that is of lesser value because, as required by the Proposed Representations, the procedures adopted by the Boards for effecting the In-Kind Transfers focus on the proper and consistent valuation of the in-kind consideration and require a determination by each Board that the In-Kind Transfers did not favor an Asset Allocation Fund to the detriment of any other shareholder of the corresponding Transferee Fund.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 17(a) of the 1940 Act against the ING Funds if, under the circumstances described in this letter and without obtaining an exemptive order from the Commission under section 17(b) of the 1940 Act, the Asset Allocation Funds sell their in-kind consideration to the Transferee Funds in exchange for shares of the Transferee Funds.[18] This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts and representations may require a different conclusion.

Shannon Conaty
Senior Counsel

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[18] We note that the actual date on which the In-Kind Transfers occurred was April 4, 2008. This letter confirms the position of the staff that was provided orally to Philip H. Newman, Esq., of Goodwin Procter LLP, counsel to the ING Funds, on March 31, 2008.

GOODWIN | PROCTER

Philip H. Newman
617.570.1558
PNewman@goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

April 29, 2008

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: ING Funds
<u>Investment Company Act of 1940 – Section 17 (a)</u>

Dear Mr. Scheidt:

We are writing on behalf of various registered open-end management investment companies within the ING complex of mutual funds to request assurances from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC") that the Staff would not recommend enforcement action to the SEC for violations of Section 17(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), if such funds engage in the transactions described below without obtaining an exemptive order under Section 17(b) of the 1940 Act.[1] The proposed transactions are similar to the transactions considered by the Staff in <u>Old Mutual Advisors Funds</u> (Nov. 16, 2007) (*"Old Mutual"*).

<u>Summary Description of Request</u>

The ING complex of mutual funds includes six asset allocation funds (the "Asset Allocation Funds").[2] Currently, each Asset Allocation Fund pursues its investment objective by investing

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[1] This letter is submitted on behalf of the following registrants and certain portfolio series thereof: ING Series Fund, Inc.; ING Strategic Allocation Portfolios, Inc.; ING Funds Trust; ING Variable Portfolios, Inc.; and ING VP Intermediate Bond Portfolio. The letter is being submitted to obtain written confirmation of oral assurances that were provided by the Staff prior to April 4, 2008, the date on which the transactions described herein were consummated. Thus, this letter refers in future tense to dates and events that may have already transpired as of the date hereof. The background facts are described as of the day prior to the In-Kind Transfers (as such term is defined herein).

[2] The Asset Allocation Funds consist of the following registered open-end management companies or portfolio series thereof: ING Strategic Allocation Conservative Fund, ING Strategic Allocation Moderate Fund, and the ING Strategic Allocation Growth Fund, each a portfolio series of ING Series Fund, Inc., and ING VP Strategic

directly in securities of various asset categories. The board of directors and the shareholders of the Asset Allocation Funds have approved a proposal to operate each Asset Allocation Fund as an affiliated fund-of-funds. As restructured, each Asset Allocation Fund will pursue its current investment objective by investing in shares of other mutual funds within the ING complex of funds that provide exposures to the appropriate asset categories. The board of directors and the shareholders of the Asset Allocation Funds have also approved amendments to the advisory and subadvisory agreements reducing the fees to be charged for operating the Asset Allocation Funds in this manner.

The Asset Allocation Funds propose to implement the transition to a fund-of-funds structure, to the maximum extent permissible, by making in-kind transfers of securities and other assets[3] to other mutual funds within the ING complex of funds (the funds receiving such securities being referred to as the "Transferee Funds" and, together with the Asset Allocation Funds, as the "Participating Funds")[4] in exchange for shares of the Transferee Funds. As described in greater detail below, each in-kind transfer will involve securities of a type and amount that is consistent with the investment objective and policies of the Transferee Fund, and each transfer will be completed in compliance with the requirements of Rule 17a-7, except that the consideration will not be solely for cash and the securities will not be priced in every instance in accordance with the methodology set forth in Rule 17a-7(b). In all instances, the securities transferred by an Asset Allocation Fund to a Transferee Fund will be priced in accordance with the same methodology ordinarily used for calculating each Participating Fund's net asset value per share. As described in greater detail below, the in-kind transfers will eliminate the duplication of brokerage costs and potential market disruption that would otherwise result from an Asset Allocation Fund disposing of securities in the open market to generate cash for the purchase of shares of a Transferee Fund and the Transferee Fund subsequently purchasing the same or substantially similar securities with such cash.

Allocation Conservative Portfolio, ING VP Strategic Allocation Moderate Portfolio, and the ING VP Strategic Allocation Growth Portfolio, each a portfolio series of ING Strategic Allocation Portfolios, Inc.

[3] Each Asset Allocation Fund may also transfer assets that are not securities *(e.g.,* dividend and interest receivables, and amounts receivable for securities sold) in exchange for shares of the Transferee Funds. These other assets have definitive values and, thus, are not subject to overreaching. Amounts payable for securities purchased will also be taken into consideration, as appropriate. Cash will not be used as part of any in-kind transfer.

[4] The Transferee Funds consist of the following registered open-end management companies or portfolio series thereof: ING Index Plus LargeCap Fund, ING Index Plus MidCap Fund, and ING Index Plus SmallCap Fund, each a series of ING Series Fund, Inc.; ING Intermediate Bond Fund, a series of ING Funds Trust; ING VP Index Plus LargeCap Portfolio, ING VP Index Plus MidCap Portfolio, and ING VP Index Plus SmallCap Portfolio, each a series of ING Variable Portfolios, Inc.; and ING VP Intermediate Bond Portfolio, the sole series of ING VP Intermediate Bond Portfolio.

For the reasons discussed below, we believe the proposed in-kind transactions are fair and beneficial to each Participating Fund and its shareholders and consistent with the purposes of Section 17(a) of the 1940 Act and Rule 17a-7 thereunder. We also believe that permitting these transactions would be consistent with positions taken by the Staff in other no-action letters involving similar transactions, including the Staff's recent position in *Old Mutual*. Accordingly, we believe it would be appropriate for the Staff to provide the no-action assurances requested herein.

Background

The Participating Funds are part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act. ING Investments, LLC (the "Adviser") serves as the investment adviser of each Participating Fund; ING Investment Management Co. serves as the subadviser of each Participating Fund (the "Subadviser"); ING Funds Distributor, LLC (the "IFD") serves as the principal underwriter of each Participating Fund; and ING Funds Services, LLC ("IFS") serves as the administrator of each Participating Fund. The Adviser, Subadviser, IFD and IFS are all indirect subsidiaries of ING Groep. All of the Participating Funds, other than ING Intermediate Bond Fund, share common officers and a common board of directors or trustees (each, a "Board"). ING Intermediate Bond Fund shares common officers with the other Participating Funds but operates under the governance of a different Board.[5] The Board of each Participating Fund complies with the governance standards of Rule 0-1(a)(7) under the 1940 Act.

The Asset Allocation Funds are designed to provide investors with different risk-reward opportunities based on predetermined ranges of exposures to different categories of assets (e.g., money markets, bond markets, large, mid and small-cap equity markets and international markets). Exposures within an asset category are managed by selecting securities for purchase and sale in accordance with a specific investment style (each style being referred to as a "Mandate" and the assets of each Asset Allocation Fund managed in accordance with each Mandate being referred to as a "Sleeve"). Currently, each Asset Allocation Fund creates and modifies the appropriate exposures among the various asset categories by investing directly in securities of companies operating within each asset category ("Direct Investments").

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[5] Goodwin Procter LLP serves as counsel for each of the Participating Funds and the Independent Directors thereof (as such term is defined herein), other than the ING Intermediate Bond Fund. Dechert LLP serves as counsel for the ING Intermediate Bond Fund and Kirkpatrick & Lockhart Preston Gates Ellis LLP serves as counsel for the Independent Directors of such Fund. We have been informed that, with respect to any In-Kind Transfer (as such term is defined herein) in which the ING Intermediate Bond Fund is a Transferee Fund, the Board of the ING Intermediate Bond Fund will take such actions as are contemplated by the representations set forth in this letter applicable thereto.

The Board of each of the Asset Allocation Funds, including all of the directors who are not "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act (the "Independent Directors") of any Asset Allocation Fund,[6] has determined it would be in the interests of shareholders of each Asset Allocation Fund to operate the Asset Allocation Fund as an affiliated "fund-of-funds" in reliance upon Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 thereunder. The Board determined that operating each Asset Allocation Fund as a fund-of-funds can be expected to result in operational and investment efficiencies that, over time, may improve the long-term viability of the Asset Allocation Funds to the benefit of shareholders. Among other things, the Board concluded that operating the Asset Allocation Funds as funds-of-funds will produce greater investment transparency, which can be expected to result in greater asset retention and growth and, over time, a reduction in the gross expense ratios of the Asset Allocation Funds.

The proposal to operate each Asset Allocation Fund as a fund-of-funds will not result in a change in the investment objective of any Asset Allocation Fund. Rather than pursuing its objective by investing in Direct Investments, however, each Asset Allocation Fund will pursue its objective by investing in shares of other mutual funds within the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act that provide appropriate exposures to the desired asset categories (such other funds being referred to herein as "Underlying Funds"). The Underlying Funds will consist of each of the Transferee Funds and other mutual funds within the same "group of investment companies" approved from time to time by the Board of the Asset Allocation Funds as appropriate investments for the Asset Allocation Funds.[7]

As part of the proposal to operate each Asset Allocation Fund as a fund-of-funds, the Board, including all of the Independent Directors, of each Asset Allocation Fund approved amendments (the "Amendments") to the existing investment advisory and subadvisory agreements with the Adviser and Subadviser, respectively, for the Asset Allocation Funds (the "Agreements"). The Amendments will substantially reduce the advisory fees payable by the Asset Allocation Funds in recognition of the fact that each Asset Allocation Fund will bear a proportionate share of the advisory fees payable to the Adviser by the Underlying Funds.[8] In addition, the Adviser agreed

[6] When the Board of the Asset Allocation Funds approved the restructuring discussed in this letter, all of the members of the Board were Independent Directors.

[7] In addition to the Transferee Funds, the Board of the Asset Allocation Funds has authorized the Asset Allocation Funds, upon implementation of the proposal to operate as funds-of-funds, to invest in shares of each of the following mutual funds within the same "group of investment companies": ING Real Estate Fund, a series of ING Equity Trust; ING Index Plus International Equity Fund, a series of ING Mutual Funds; ING Institutional Prime Money Market Fund, a series of ING Funds Trust; ING VP Index Plus International Equity Portfolio, a series of ING Investors Trust; and ING Tactical Asset Allocation Fund, a series of ING Series Fund, Inc.

[8] Under each Agreement, as modified by the Amendments, the Adviser will be entitled to receive a fee in the amount of 0.08% (eight basis points) of the average net assets of the Asset Allocation Fund represented by shares

to waive fees or otherwise pay expenses of each Asset Allocation Fund for at least three years following the conversion to a fund-of-funds structure in such amounts as necessary to ensure that the total expense ratio of each Asset Allocation Fund (including for these purposes such Fund's allocable share of the expenses of the Underlying Funds), does not exceed the expense cap currently in place for such Fund.[9] The shareholders of each Asset Allocation Fund have approved the Amendments as well as a proposal to operate each Asset Allocation Fund as a fund-of-funds. The costs associated with soliciting shareholders for such approvals were borne by the Adviser.

Proposed In-Kind Transfers

As noted above, the Underlying Funds in which the Asset Allocation Funds will invest when operating as funds-of-funds will include each of the Transferee Funds.[10] Each of the Transferee

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of the Underlying Funds held by the Asset Allocation Funds. In addition, the Adviser will be entitled to receive a fee calculated as a percentage of the aggregate value of any Direct Investments held from time to time by an Asset Allocation Fund. The fee payable with respect to Direct Investments, if any, will approximate the aggregate fee that would otherwise be paid to the Adviser by the Underlying Funds if such assets were invested in shares of Underlying Funds rather than Direct Investments. The Adviser has represented to the Board that, after the Asset Allocation Funds begin operating as funds-of-funds, the Adviser does not expect to make Direct Investments as part of the on-going operation of the Funds. From time to time in the future, however, it may be more efficient to alter the exposures of an Asset Allocation Fund to a particular asset category, consistent with a Fund's investment objective and asset allocation strategy, by making Direct Investments rather than purchasing or selling shares of Underlying Funds.

9 As noted above, the Board approved the proposal to operate each Asset Allocation Fund as a fund-of-funds, in part, to enhance the viability of each such Fund. Currently, the Asset Allocation Funds are being subsidized by the Adviser, which has voluntarily undertaken for a one-year period to waive fees and/or pay expenses of each Asset Allocation Fund, as necessary to limit the total expense ratio of each Fund. In the absence of the conversion to a fund-of-funds structure, the Adviser would not be obligated to maintain such expense caps beyond the current year.

10 In connection with the proposal to restructure the Asset Allocation Funds into funds-of-funds, the Adviser also recommended, and the Board approved, certain modifications to the specified asset categories, Mandates and related percentage ranges of each Asset Allocation Fund. Among other things, effective upon the change to a fund-of-funds structure, the Asset Allocation Funds will (i) create exposure to the real estate asset category by investing in the ING Real Estate Fund (the "Real Estate Fund"), (ii) modify the nature and extent of their exposures to international equity securities by investing in the ING Index Plus International Equity Fund and ING VP Index Plus International Equity Portfolio (the "International Funds"), and (iii) modify the nature and extent of their exposures to large cap equities by investing in the ING Tactical Asset Allocation Fund. It is anticipated that these modifications to each Asset Allocation Fund will be implemented in connection with the transition to a fund-of-funds structure in the following manner: (A) prior to the time of the transition, Direct Investments of various Sleeves (including all international equity securities and money market instruments) will be sold by the Asset Allocation Funds to generate cash and (B) at the time of the transition, shares of the Real Estate Fund, the International Funds, the ING Tactical Asset Allocation Fund and the ING Institutional Prime Money Market Fund will be purchased by the Asset Allocation Funds with cash.

Funds is managed by the Adviser and sub-advised by the Subadviser and the individuals currently responsible for managing a Sleeve of each Asset Allocation Fund using a particular Mandate are also responsible for managing the assets of a Transferee Fund using a corresponding Mandate. Each Transferee Fund that invests in equity securities (each, an "Equity Transferee Fund") is managed using the same Mandate as is used to manage the corresponding Sleeve of each Asset Allocation Fund that is invested in the same category of equity securities (each, an "Equity Sleeve") and each Transferee Fund that invests in fixed income securities (each, a "Fixed Income Transferee Fund") is managed using substantially the same Mandate as is used to manage the corresponding Sleeve of each Asset Allocation Fund that is invested in fixed income securities (each, a "Fixed Income Sleeve").[11] Each proposed transaction is consistent with the investment policies of each Participating Fund engaging in such transaction, as recited in its registration statement and reports filed under the 1940 Act. The Mandate used to manage each Transferee Fund is consistent with the investment objectives and policies of such Transferee Fund.[12] Each Equity Sleeve substantially replicates the portfolio of its corresponding Equity Transferee Fund, other than such immaterial differences as may result from time to time by reason of cash flow differences and rounding of lots. Each Fixed Income Sleeve is substantially similar to the portfolio of its corresponding Fixed Income Transferee Fund with respect to the following overall portfolio characteristics (the "Portfolio Characteristics"): average effective duration, term structure, credit quality, yield to maturity, liquidity, and security type (*i.e.*, exposures to U.S. Treasuries, U.S. Government agency securities, corporate bonds by industry,

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[11] The Mandates for the Equity Sleeves and the corresponding Equity Transferee Funds are identical. The Mandates for the Fixed Income Sleeves and the Fixed Income Transferee Funds are substantially the same. More specifically, they are the same, except that each Fixed Income Transferee Fund is permitted to invest in emerging market debt securities and U.S. high yield debt securities, whereas the Fixed Income Sleeves do not invest in these categories of securities. During the three-year period ended December 31, 2007, the exposure of each Fixed Income Transferee Fund to both of these categories of securities, in the aggregate, averaged 5.9% of the Fund's net asset value. As of March 15, 2008, the exposure of each Fixed Income Transferee Fund to both of these categories of securities, in the aggregate, was 4.4% of the Fund's net asset value. The Adviser has represented that, in light of (i) the size of each Fixed Income Transferee Fund relative to the Fixed Income Sleeves and (ii) the targeted range of exposure to each of emerging market debt securities and U.S. high yield debt securities for each Fixed Income Transferee Fund, the In-Kind Transfers from the Fixed Income Sleeves to the Fixed Income Transferee Funds will not result in a material change in exposure to emerging market debt securities or U.S. high yield debt securities for any Fixed Income Transferee Fund and will not result in a Fixed Income Transferee Fund disposing of any holdings to modify such exposures.

[12] Each Sleeve is part of a portfolio series of a registered investment company (each series operating as its own mutual fund) and the several Sleeves of each mutual fund are managed in combination to achieve the investment objectives of the mutual fund in accordance with the investment policies of such mutual fund. The Sleeves do not have their own formal investment objectives or policies (other than such policies of the mutual fund as may be applicable to a particular Sleeve).

asset-backed securities, residential mortgage-backed securities, commercial mortgage backed securities, and sovereign debt of developed countries).[13]

If the Asset Allocation Funds were to sell Direct Investments from the Equity Sleeves and Fixed Income Sleeves to generate cash for the purchase of shares of the corresponding Equity Transferee Funds and Fixed Income Transferee Funds, respectively, each Transferee Fund would use the cash received in connection with the sale of its shares to purchase the same securities in substantially the same quantities as were sold from the corresponding Sleeve.[14] Such transactions would result in duplicative brokerage costs for the Participating Funds and would be potentially disruptive to the markets for the Direct Investments. The process of effecting the sales and purchases of securities in an orderly manner might also result in delays in transitioning each Asset Allocation Fund to a fund-of-funds structure. To eliminate these duplicative brokerage costs and minimize potential disruption in the markets for the Direct Investments, the Board of the Asset Allocation Funds approved a proposal to implement the change to a fund-of-funds structure, to the maximum extent permissible, by having each Asset Allocation Fund deliver the assets, excluding cash, of a particular Sleeve in kind (the "in-kind consideration") to acquire shares of its corresponding Transferee Fund (the "In-Kind Transfers").

In approving the proposal for In-Kind Transfers, the Board of the Asset Allocation Funds relied upon representations from the Adviser that the assets to be transferred from a Sleeve of an Asset Allocation Fund to a Transferee Fund will be appropriate in type and amount for the Transferee Fund, in light of its investment objective, policies and current holdings. With respect to each In-Kind Transfer by an Asset Allocation Fund to an Equity Transferee Fund, the Adviser has represented that: (i) the portfolio of the Equity Transferee Fund will contain, immediately prior to the In-Kind Transfer, each of the same securities that are the subject of the In-Kind Transfer; (ii) the securities to be transferred will substantially replicate the portfolio composition of the

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[13] At December 31, 2007, each of the Fixed Income Transferee Funds was classified by Morningstar, Inc. ("Morningstar") in the category for taxable "intermediate-term bond" funds (the "Intermediate Bond Category") in the Morningstar Category Classifications for portfolios available for sale in the United States. Based upon an examination by Morningstar of the portfolio composition of each Fixed Income Sleeve for the Asset Allocation Funds during the 36-month period ended December 31, 2007, the effective duration of such Fixed Income Sleeve at December 31, 2007 and other relevant data contained in Morningstar's databases, Morningstar determined that each Fixed Income Sleeve would also be classified by Morningstar in the Intermediate Bond Category as of December 31, 2007.

[14] With respect to the securities sold from the Fixed Income Sleeves, this assumes that such securities would be available for purchase by the Fixed Income Transferee Funds in substantially the same quantities and at substantially the same prices. The Adviser has represented that, if such securities were not available for purchase in such quantities and at such prices, then the Fixed Income Transferee Funds would use the cash to purchase securities that, in the aggregate, would have Portfolio Characteristics substantially similar to the Portfolio Characteristics of the securities sold from the Fixed Income Sleeves.

Equity Transferee Fund[15]; (iii) the In-Kind Transfer will not result in any Equity Transferee Fund holding securities that it would not otherwise hold, or disposing of securities that it would not otherwise dispose of, in the absence of the In-Kind Transfer; and (iv) the securities being transferred would otherwise be purchased in substantially the same quantities by the Equity Transferee Fund if the Asset Allocation Fund were purchasing shares of the Equity Transferee Fund with cash rather than securities. With respect to each In-Kind Transfer by an Asset Allocation Fund to a Fixed Income Transferee Fund, the Adviser has represented that: (i) the Portfolio Characteristics of the securities to be transferred from each Fixed Income Sleeve to a Fixed Income Transferee Fund, in the aggregate, will be substantially similar to the Portfolio Characteristics of the Fixed Income Transferee Fund at the time of the transfer; [16] (ii) if the In-Kind Transfer were not effected, and instead the Fixed Income Transferee Fund were to receive cash from the Asset Allocation Fund, the Fixed Income Transferee Fund would use that cash to purchase securities that, in the aggregate, would have Portfolio Characteristics substantially similar to the Portfolio Characteristics of the securities being transferred; (iii) the In-Kind Transfer will not result in a material change in exposure to emerging market debt securities or U.S. high yield debt securities for any Fixed Income Transferee Fund; (iv) the In-Kind Transfer will not result in the Fixed Income Transferee Fund disposing of any securities that it would not otherwise dispose of in the absence of the In-Kind Transfer; and (v) the securities being transferred would otherwise be purchased in substantially the same quantities by the Fixed Income Transferee Fund if the Asset Allocation Fund were purchasing shares of the Fixed Income Transferee Fund with cash rather than securities[17].

Based on these and related factors, the Board concluded that the In-Kind Transfers would be consistent with the best interests of shareholders of the Asset Allocation Funds and the Transferee Funds. Recognizing, however, that the In-Kind Transfers may implicate certain prohibitions under Section 17(a) of the 1940 Act, the Board of the Asset Allocation Funds directed counsel to request assurances from the Staff that it would not recommend to the SEC enforcement action under Section 17(a) if the Participating Funds were to proceed with the In-Kind Transfers in the manner described herein.

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[15] The Adviser has represented that each Equity Sleeve invests in identical underlying securities and in substantially the same proportional amounts as the corresponding Equity Transferee Fund, subject to such immaterial differences as may result from time to time by reason of cash flow differences and rounding of lots.

[16] Although the Portfolio Characteristics of the Fixed Income Sleeves and the Fixed Income Transferee Funds are substantially similar, immediately prior to the In-Kind Transfers, the Fixed Income Transferee Funds will not hold all of the same securities that are the subject of the In-Kind Transfers from the Fixed Income Sleeves and the Fixed Income Transferee Funds will hold other securities that are not the same as the securities being transferred from the Fixed Income Sleeves.

[17] This representation assumes that the same securities in substantially the same quantities would be available for purchase at such time by the Fixed Income Transferee Funds at substantially the same prices used to value such securities in connection with the In-Kind Transfer.

The Participating Funds propose to engage in the In-Kind Transfers in accordance with the following representations (the "Proposed Representations"), which are consistent with and based upon the representations set forth in *Old Mutual:*

1. An In-Kind Transfer will not dilute the interests of the shareholders of either Participating Fund.

2. The in-kind consideration accepted by a Transferee Fund will consist of assets that are appropriate, in type and amount, for investment by the Transferee Fund in light of its objectives and policies, and current holdings.[18]

3. Each Sleeve of each Asset Allocation Fund will transfer all of its portfolio securities in consideration for the purchase of shares of one corresponding Transferee Fund.[19]

4. An Asset Allocation Fund and its corresponding Transferee Fund have the same policies and procedures for determining their net asset values, and will follow those policies and procedures in determining the amount of shares of a Transferee Fund to sell to an Asset

[18] In connection with this determination, the Adviser and the Subadviser shall certify to the Board of each Participating Fund on the day of the In-Kind Transfers that each asset that constitutes the in-kind consideration accepted by a Transferee Fund is appropriate, in type and amount, for investment by the Transferee Fund in light of its investment objectives and policies, and current holdings. In conjunction with preparing and providing such certification, the Adviser and Subadviser shall consider, among other things, the appropriateness of a Transferee Fund acquiring the securities proposed to be transferred, rather than different investments (*e.g.*, in the case of an Equity Transferee Fund, securities not in the Transferee Fund's portfolio, or, in the case of a Fixed Income Transferee Fund, securities that, in the aggregate, have different Portfolio Characteristics than the securities proposed to be transferred). Subsequent to the In-Kind Transfers, the Board of each Participating Fund shall request and evaluate, and the Adviser shall furnish, such information as may be reasonably necessary to evaluate whether the in-kind consideration accepted by a Transferee Fund consisted of securities that were appropriate, in type and amount, for investment by each Transferee Fund in light of its investment objectives and policies, and current holdings (*e.g.*, listings of the securities transferred to each Transferee Fund and the securities held by the Transferee Fund at the time of the In-Kind Transfer, listings of securities transferred to a Transferee Fund and disposed of by the Transferee Fund during the 30-day period following the In-Kind Transfer, together with an explanation of the reasons therefor, and data comparing the Portfolio Characteristics of the securities transferred from each Fixed Income Sleeve with the Portfolio Characteristics of each Fixed Income Transferee Fund at the time of the In-Kind Transfer). Each Board will consult with the chief compliance officer to assist with this evaluation.

[19] Only those Sleeves that are managed with a Mandate that corresponds to the Mandate of a Transferee Fund will engage in any In-Kind Transfers.

Allocation Fund. The Asset Allocation Fund and its corresponding Transferee Fund will ascribe the same value to the in-kind consideration.[20]

5. The transfer of the in-kind consideration from an Asset Allocation Fund to a Transferee Fund will be effected simultaneously with the transfer of the shares of such Transferee Fund to such Asset Allocation Fund.

6. The Participating Funds will effect the In-Kind Transfers pursuant to procedures adopted by the Board of each Participating Fund, including a majority of the Independent Directors of such Participating Fund, that are reasonably designed to provide that the In-Kind Transfers are effected in a manner consistent with (1) through (5) above.

7. Within the 30 days following the 30-day period immediately after completion of the In-Kind Transfers, the Board of each Participating Fund, including a majority of Independent Directors, on behalf of each Participating Fund, will determine that all of the In-Kind Transfers involving such Participating Fund:

   a. were effected in accordance with the In-Kind Transfer procedures;

   b. did not favor an Asset Allocation Fund to the detriment of any other shareholder of the corresponding Transferee Fund or favor the Transferee Fund to the detriment of the Asset Allocation Fund; and

   c. were in the best interests of such Participating Fund.

8. The Participating Funds will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the purchase occurred, the first two years in an easily accessible place, a copy of the In-Kind Transfer procedures, as well as other records for the In-Kind Transfers setting forth the identity of the Participating Funds involved, a description of the composition of the relevant Participating Funds' investment portfolios (including each asset's value) immediately prior to the In-Kind Transfers, a description of each security delivered in connection with the In-Kind Transfers, the terms of the In-Kind Transfers, the information or materials upon which the asset valuations were made and a description of the composition of each Participating Fund's investment portfolio (including each asset's value) 30 days after the In-Kind Transfers.

9. The Adviser will, consistent with its fiduciary duties, disclose to the Independent Directors of each Participating Fund the existence of, and all of the material facts relating to, any conflicts

[20] The Boards of the Funds have adopted identical valuation procedures and for a period of at least one year, the valuation procedures of each of the Participating Funds were substantially similar, varying only materially with respect to the types of securities in which each Participating Fund invested.

of interest between the Adviser and the Participating Fund(s) in a proposed In-Kind Transfer, to allow the Independent Directors to make a fully informed determination as to whether to approve the In-Kind Transfers.

Analysis

Section 17(a)(l) of the 1940 Act, in pertinent part, makes it unlawful for an affiliated person of a registered investment company (or an affiliated person of such person) knowingly to sell to such registered investment company any security or other property, subject to certain exceptions not applicable to the In-Kind Transfers. Similarly, Section 17(a)(2) of the 1940 Act, in pertinent part, makes it unlawful for an affiliated person of a registered investment company (or an affiliated person of such person) knowingly to purchase securities or other property from such registered investment company (except securities of which the seller is the issuer).

Because the Adviser serves as the investment adviser of each Asset Allocation Fund and Transferee Fund, each Fund may be deemed to be under common control and, therefore, each Fund may be deemed to be an "affiliated person" of each other Fund within the meaning of Section 2(a)(3) of the 1940 Act. It follows, therefore, that each In-Kind Transfer may be deemed to constitute a sale of securities or other property (Direct Investments) by an affiliated person of a registered investment company (an Asset Allocation Fund) to such registered investment company (a Transferee Fund) in violation of Section 17(a)(1) of the 1940 Act. Similarly, each In-Kind Transfer may be deemed to constitute a purchase of securities or other property (Direct Investments) by an affiliated person of a registered investment company (a Transferee Fund) from such registered investment company (an Asset Allocation Fund) in violation of Section 17(a)(2) of the 1940 Act.[21]

Notwithstanding the prohibitions of Section 17(a) of the 1940 Act, the Staff has granted no-action relief for similar transactions in circumstances in which the Staff determined the transactions could be effected (i) without implicating the concerns underlying Section 17(a) and (ii) in a manner that substantially complies with the requirements of Rule 17a-7. We believe the Staff can make these same determinations with respect to the In-Kind Transfers described herein and, therefore, that it would be appropriate for the Staff to provide the no-action assurances requested in this letter.

Rule 17a-7 exempts from the prohibitions of Section 17(a) transactions involving the purchase and sale of securities between affiliated registered investment companies in circumstances in

[21] Certain of the Asset Allocation Funds and Transferee Funds are offered as investment vehicles for variable annuity and variable life insurance contracts. Such Funds may also be deemed to be affiliated persons of one another (or affiliated persons of affiliated persons of such Funds) by reason of one or more of the same insurance companies holding 5% or more of the shares of such Funds.

which the requirements of the Rule are satisfied. To rely on Rule 17a-7, the following conditions must be satisfied:

(a) the transaction must be for no consideration other than cash payment against prompt delivery of a security for which market quotations are available;

(b) the transaction must be effected at the "current market price" in accordance with Rule 17a-7(b);

(c) the transaction must be consistent with the policies of the registered investment companies involved, as set forth in their filings made with the SEC;

(d) no brokerage commissions, fees (except for customary transfer fees), or other remuneration must be paid in connection with the transaction;

(e) the boards of the registered investment companies involved must have adopted procedures reasonably designed to provide that conditions (a) through (d) have been complied with, and the boards must monitor such compliance quarterly;

(f) the boards of the registered investment companies involved must satisfy the fund governance standards of Rule 0-1(a)(7) under the 1940 Act; and

(g) the registered investment companies involved must maintain and preserve certain records regarding the transactions.

Except for the fact that each Asset Allocation Fund will receive shares of a Transferee Fund, rather than cash, as consideration for the transfer of securities to the Transferee Fund, and the fact that securities transferred will be priced based upon the methodology ordinarily used by each Participating Fund to determine its net asset value per share, rather than the precise methodology set forth in Rule 17a-7(b), each In-Kind Transfer will comply with the requirements of Rule 17a-7.[22]

[22] The in-kind portfolio securities accepted by a Transferee Fund will be limited to securities that are traded on public securities markets or for which quoted bid and asked prices are available and will not include the following types of securities or assets: (i) securities which, if accepted, will have to be registered under the Securities Act of 1933, as amended; (ii) securities issued by entities in countries that restrict the holdings of securities by non-nationals, including investment vehicles such as the Participating Funds, or otherwise limit the ability to transfer the security other than through a securities exchange transaction; and (iii) certain portfolio assets (such as forward currency exchange contracts, futures and option contracts, and repurchase agreements) that, although they may be

In this regard, we note that: (i) each In-Kind Transfer will be consistent with the policies of the Asset Allocation Fund and Transferee Fund participating in the transaction, as set forth in their filings made with the SEC; (ii) no brokerage commissions, fees (except for customary transfer fees), or other remuneration will be paid in connection with the In-Kind Transfers; (iii) the Board of each Participating Fund will adopt procedures reasonably designed to ensure that the In-Kind Transfers will be effected in accordance with the conditions set forth above; (iv) within the 30 days following the 30-day period immediately after completion of the In-Kind Transfers, the Board of each Participating Fund (including a majority of the Independent Directors of such Fund) will review the In-Kind Transfers involving such Participating Fund to determine that such In-Kind Transfers (A) were effected in accordance with these procedures, (B) did not favor an Asset Allocation Fund to the detriment of any other shareholder of the corresponding Transferee Fund or favor the Transferee Fund to the detriment of the Asset Allocation Fund, and (C) were in the best interests of such Participating Fund; (v) at the time of each In-Kind Transfer, the Board of each Participating Fund will satisfy the governance standards of Rule 0-1(a)(7) under the 1940 Act; and (vi) each Participating Fund will maintain and preserve the records relating to each In-Kind Transfer contemplated by Rule 17a-7(g).

Consistent with the purposes of Section 17(a) and Rule 17a-7, the In-Kind Transfers will not result in the dilution of the interests of shareholders of any Participating Fund. The In-Kind Transfers will be effected as of the time at which each Participating Fund determines its net asset value per share and the securities being transferred will be priced using the same valuation procedures regularly used by each Participating Fund to calculate its net asset value per share. The prices of such securities will be determined based upon objective and verifiable valuation measures.

Permitting the In-Kind Transfers would be consistent with the position taken by the Staff in Guidestone Financial Resources of Southern Baptist Convention (December 27, 2006), in which the Staff permitted a private investment company to sell its portfolio of securities to an affiliated registered investment company in exchange for shares of the registered investment company. In issuing this no-action letter, the Staff expressly relied upon representations that the underlying transaction would be structured to comply with Rule 17a-7, other than the requirement that the consideration be limited to cash.

Permitting the In-Kind Transfers would also be consistent with the positions taken by the Staff in *Old Mutual*, Gartmore Variable Insurance Trust (December 21, 2006) and GE Institutional Funds (December 21, 2005), each of which permitted the use of valuation procedures that differed from the procedures described in Rule 17a-7(b). In these no-action letters, the Staff permitted in-kind

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liquid and marketable, involve the assumption of contractual obligations, require special trading facilities or may only be traded with the counterparty to the transactions in order to effect a change in beneficial ownership.

transfers of securities to multiple investment companies by an affiliated person of such investment companies in reliance, among other things, upon representations that (i) there would be no dilution to the interests of the shareholders of any of the registered investment companies participating in the transactions, (ii) the securities transferred in-kind would be appropriate in type and amount for the transferee companies, and (iii) each registered investment company participating in the transactions would use the same procedures for determining its net asset value per share, which procedures would be also be used in determining the value of the transferred securities. These same representations are contained in this letter.

We note that many of the Staff's prior no-action letters involved a transfer to a single registered investment company of all or substantially all of the portfolio of securities held by the affiliated person of the investment company, whereas the transactions contemplated here involve In-Kind Transfers by each Asset Allocation Fund to multiple Transferee Funds. We do not believe this difference should affect the Staff's analysis. On the facts presented here, there is no risk that a Fund may be advantaged or disadvantaged from any "cherry picking" of securities because, among other things, each Sleeve of each Asset Allocation Fund involved in an In-Kind Transfer will transfer all of its portfolio securities in consideration for the purchase of shares of one Transferee Fund. Furthermore, because the securities being transferred will be priced in the same manner and as of the same time as each Participating Fund determines its net asset value per share, there is no risk that an In-Kind Transfer will result in dilution to the interests of shareholders of any Participating Fund. Accordingly, we believe that the In-Kind Transfers are consistent with the Staff's reasoning in permitting each of the transactions described in the foregoing no-action letters.

We note that the In-Kind Transfers do not implicate the concerns underlying Section 17(a). Section 17(a) is designed to prevent an affiliated person or principal underwriter of a registered investment company (or affiliated person of such a person) from "dumping" property on the registered investment company, which actions might disadvantage the investment company and its shareholders. There is no risk of "dumping" on these facts because, among other things, the securities transferred from each Sleeve to a Transferee Fund will be appropriate, in type and amount, for investment by the Transferee Fund in light of its objectives and policies, and current holdings. In addition, with respect to each In-Kind Transfer by an Asset Allocation Fund to an Equity Transferee Fund: (i) the portfolio of the Equity Transferee Fund will contain, immediately prior to the In-Kind Transfer, each of the same securities that are the subject of the In-Kind Transfer; (ii) the securities to be transferred will substantially replicate the portfolio composition of the Equity Transferee Fund; (iii) the In-Kind Transfer will not result in any Equity Transferee Fund holding securities that it would not otherwise hold, or disposing of securities that it would not otherwise dispose of, in the absence of the In-Kind Transfer; and (iv) the securities being transferred would otherwise be purchased in substantially the same quantities by the Equity Transferee Fund if the Asset Allocation Fund were purchasing shares of the Equity Transferee Fund with cash rather than securities. Further, with respect to each In-Kind Transfer by an Asset Allocation Fund to a Fixed Income Transferee Fund: (i) the Portfolio Characteristics of the securities to be transferred from the Fixed Income Sleeve to a Fixed Income Transferee Fund, in the aggregate, will be substantially similar to the Portfolio Characteristics of the Fixed Income Transferee Fund at the time of the transfer; (ii) if the In-Kind Transfer were not effected, and instead the Fixed Income Transferee Fund were to receive cash from the Asset Allocation Fund, the Fixed Income Transferee Fund would use that cash to purchase securities that, in the aggregate, would have Portfolio Characteristics substantially similar to the Portfolio Characteristics of the securities being transferred; (iii) the In-Kind Transfer will not result in a material change in exposure to emerging market debt securities or U.S. high yield debt securities for any Fixed Income Transferee Fund; (iv) the In-Kind Transfer will not result in the Fixed Income Transferee Fund disposing of securities that it would not otherwise dispose of in the absence of the In-Kind Transfer; and (v) the securities being transferred would otherwise be purchased in substantially the same quantities by the Fixed Income Transferee Fund if the Asset Allocation Fund were purchasing shares of the Fixed Income Transferee Fund with cash rather than securities. Moreover, neither the Adviser nor the Sub-Adviser has a material pecuniary incentive to select securities to be transferred to favor one Participating Fund over another. Accordingly, we believe that permitting the Participating Funds to proceed with the In-Kind Transfers would be consistent with the purposes of Section 17(a).[23]

In view of the protections provided by the Proposed Representations, neither an Asset Allocation Fund nor an affiliated person thereof could use its influence as an affiliated person to cause a Transferee Fund to issue its shares in exchange for in-kind consideration that was of lesser value than the shares of the Transferee Fund. Likewise, neither a Transferee Fund nor an affiliated person thereof could use its influence as an affiliated person to cause an Asset Allocation Fund to exchange its in-kind consideration for shares of a Transferee Fund that has a lesser value than the in-kind consideration. As required by the Proposed Representations, the procedures adopted by the Boards of the Participating Funds for effecting the In-Kind Transfers focus on the proper and consistent valuation of the in-kind consideration by the Asset Allocation Funds and Transferee Funds, require that the assets being tendered by an Asset Allocation Fund to a Transferee Fund be valued at the same price as the Asset Allocation Fund has valued them and require a determination by the Board of each Participating Fund that the In-Kind Transfers do not favor any Asset Allocation Fund to the detriment of any other shareholder of the Transferee Fund or favor the Transferee Fund to the detriment of the Asset Allocation Fund. Also as required by the Proposed Representations, the procedures adopted by the Boards of the Participating Funds require a Transferee Fund and the corresponding Asset Allocation Fund to make and keep

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[23] For similar reasons, the Staff has permitted an affiliated person of a registered investment company to receive portfolio securities from the investment company in connection with the redemption of shares of the company, notwithstanding the prohibition in Section 17(a)(2). *See* Signature Financial Group, Inc. (December 28, 1999) ("*Signature*").

records relating to the In-Kind Transfers that would facilitate later review, as appropriate, of the In-Kind Transfers.

Finally, we note that the In-Kind Transfers are being consummated solely for the purpose of implementing a change in the operations of the Asset Allocation Funds to pursue their investment objectives as funds-of-funds and that such change in operations has been approved by shareholders of the Asset Allocation Funds. The In-Kind Transfers will permit the Asset Allocation Funds to avoid the duplication of brokerage costs and potential disruption in the markets for the underlying securities that would otherwise result from open-market sales of securities by the Asset Allocation Funds and the subsequent open-market purchases of the same or substantially similar securities by the Transferee Funds. Accordingly, we believe that the interests of shareholders would be served by permitting the Participating Funds to engage in the In-Kind Transfers consistent with the terms set forth in this letter.

Conclusion

For the reasons set forth above, we believe that the In-Kind Transfers are fair and beneficial to each Participating Fund and its shareholders and are consistent with the purposes of Section 17(a) of the 1940 Act and Rule 17a-7 thereunder and with positions taken by the Staff in other no-action letters involving similar transactions. Accordingly, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if the Participating Funds engage in the In-Kind Transfers in accordance with the terms set forth in this letter. If you have any questions regarding this request, please do not hesitate to call the undersigned at 617-570-1558.

Sincerely,

Philip H. Newman

PHN/ses

END